Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter 2020 Financial Results

BEIJING, May 14, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020. The Company will hold a conference call at 8:00 P.M. on Thursday, May 14, 2020, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

First Quarter 2020 Financial Highlights

•                  Net revenues increased by 25.1% to RMB1.09 billion (US$154.1 million) from RMB871.9 million in the same period of 2019.

•                  Adjusted cash gross profit (non-GAAP) increased by 2.6% to RMB417.1 million (US$58.9 million) from RMB406.7 million in the same period of 2019. Adjusted cash gross margin (non-GAAP) was 38.2%, compared to 46.6% in the same period of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 2.3% to RMB259.4 million (US$36.6 million) from RMB253.5 million in the same period of 2019. Adjusted EBITDA margin (non-GAAP) was 23.8%, compared to 29.1% in the same period of 2019.

First Quarter 2020 Operational Highlights

•                  Retail IDC MRR1 per cabinet decreased slightly to RMB8,747 in the first quarter of 2020, compared to RMB8,788 in the same period of 2019 and RMB8,822 in the fourth quarter of 2019.

•                  Total cabinets under management increased by 3,355 to 39,646 as of March 31, 2020, compared to 36,291 as of December 31, 2019, and 30,578 as of March 31, 2019.

•                  Compound utilization rate in the first quarter of 2020 fell to 60.4% from 65.6% in the fourth quarter of 2019, mainly due to the continuous delivery of additional cabinets in the first quarter of 2020. Utilization rate for mature IDCs delivered prior to 2019 improved to 72.3% in the first quarter of 2020 from 71.8% in the fourth quarter of 2019. Utilization rate for newly-built and ramp-up IDCs delivered since 2019 improved to 12.3% in the first quarter of 2020, compared to 8.6% in the fourth quarter of 2019.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “During the first quarter of 2020, we delivered solid financial and operating results despite the immediate challenges of the coronavirus pandemic. In the face of these near-term headwinds, our preventative measures and effective execution allowed us to operate our data centers without interruptions, report zero infection cases, maintain our cabinet delivery schedule, and promptly resume construction upon the virus’ containment. Notably, our operating efficiency was further bolstered by the industry’s healthy growth trajectory in the period, which continued to ramp up due to the ongoing trend of corporate digitization. Moreover, we also benefited from industry tailwinds in both online education and cloud computing, which experienced an uptick in business activity during the quarantine period. All of our cabinet construction projects have resumed to date. As such, while we advance into 2020, we remain confident in our ability to meet the deadlines of our three-year growth plan for the year, emboldened by our growth prospects, and determined to help advance the industry going forward.”

1 Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We delivered a strong financial performance in the first quarter of 2020, with revenue hitting the high end of our guidance and adjusted EBITDA being around the midpoint of our previous range. Notably, while we continued to expand our cabinet capacity and bolster our client base, we also leveraged our robust client network and established market leadership to further refine our operating efficiency. Going forward, we will continue to invest in line with our three-year growth plan while closely monitoring the market landscape to capitalize on those opportunities that we judge to have attractive returns and enhance our growth trajectory.”

First Quarter 2020 Financial Results

REVENUES: Net revenues in the first quarter of 2020 increased by 25.1% to RMB1.09 billion (US$154.1 million) from RMB871.9 million in the first quarter of 2019, representing an increase of 4.1% from RMB1.05 billion in the fourth quarter of 2019. The year-over-year increase was primarily attributable to the growing demand for data centers in the domestic market, driven by the ongoing expansion of corporate digitization across China, and an uptick in cabinet demand from the Company’s retail clients as a result of the pandemic.

GROSS PROFIT: Gross profit in the first quarter of 2020 was RMB234.1 million (US$33.1 million), compared to RMB240.8 million in the same period of 2019 and RMB247.9 million in the fourth quarter of 2019. Gross margin in the first quarter of 2020 was 21.5%, compared to 27.6% in the same period of 2019 and 23.6% in the fourth quarter of 2019. The year-over-year decrease in gross margin was mainly due to the delivery of additional IDC capacity.

ADJUSTED CASH GROSS PROFIT (non-GAAP): Adjusted cash gross profit, which is defined as gross profit excluding depreciation, amortization, and share-based compensation expenses, was RMB417.1 million (US$58.9 million) in the first quarter of 2020, compared to RMB406.7 million in the first quarter of 2019 and RMB425.9 million in the fourth quarter of 2019. Adjusted cash gross margin in the first quarter of 2020 was 38.2%, compared to 46.6% in the same period of 2019 and 40.6% in the fourth quarter of 2019.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2020 were RMB197.4 million (US$27.9 million), compared to RMB187.5 million in the first quarter of 2019 and RMB244.4 million in the fourth quarter of 2019. As a percentage of net revenues, total operating expenses decreased to 18.1% in the first quarter of 2020 from 21.5% in the first quarter of 2019 and 23.3% in the fourth quarter of 2019.

Sales and marketing expenses in the first quarter of 2020 increased by 10.5% to RMB48.7 million (US$6.9 million) from RMB44.1 million in the first quarter of 2019, representing a decrease of 22.9% from RMB63.2 million in the fourth quarter of 2019. The year-over-year increase in sales and marketing expenses was in line with the Company’s business expansion efforts, while the quarter-over-quarter decrease in sales and marketing expenses was mainly attributable to a decrease in sales and marketing activities during the quarantine period.

Research and development expenses in the first quarter of 2020 were RMB21.0 million (US$3.0 million), compared to RMB22.6 million in the same period of 2019 and RMB24.9 million in the fourth quarter of 2019.

General and administrative expenses in the first quarter of 2020 were RMB125.2 million (US$17.7 million), compared to RMB120.8 million in the same period of 2019 and RMB110.0 million in the fourth quarter of 2019. The increase was mainly attributable to increased share-based compensation expenses.

ADJUSTED OPERATING EXPENSES (non-GAAP): Adjusted operating expenses, which exclude share-based compensation expenses and impairment of receivables from equity investees, increased by 3.8% to RMB177.8 million (US$25.1 million) in the first quarter of 2020 from RMB171.3 million in the first quarter of 2019, representing a decrease of 3.5% from RMB184.2 million in the fourth quarter of 2019. As a percentage of net revenues, adjusted operating expenses reduced to 16.3% in the first quarter of 2020 from 19.6% in the first quarter of 2019 and 17.6% in the fourth quarter of 2019.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the first quarter of 2020 was RMB259.4 million (US$36.6 million), compared to RMB253.5 million in the same period of 2019 and RMB263.8 million in the fourth quarter of 2019. Adjusted EBITDA in the first quarter of 2020 excluded share-based compensation expenses of RMB20.1 million (US$2.8 million). Adjusted EBITDA margin was 23.8% in the first quarter of 2020, compared to 29.1% in the same period of 2019 and 25.2% in the fourth quarter of 2019.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the first quarter of 2020 was RMB138.8 million (US$19.6 million), compared to a net profit of RMB5.6 million in the first quarter of 2019 and a net loss of RMB16.4 million in the fourth quarter of 2019. Net loss attributable to ordinary shareholders in the first quarter of 2020 included a foreign exchange loss of RMB41.7 million (US$5.9 million), compared to a foreign exchange gain of RMB29.5 million in the same period of 2019 and RMB22.5 million in the fourth quarter of 2019, and an interest expense of RMB102.3 million (US$14.4 million), compared to RMB69.4 million in the same period of 2019 and RMB88.4 million in the fourth quarter of 2019.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.18 (US$0.03) in the first quarter of 2020, which represents the equivalent of RMB1.08 (US$0.18) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of March 31, 2020, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB3.49 billion (US$492.5 million).

Net cash generated from operating activities in the first quarter of 2020 was RMB58.7 million (US$8.3 million), compared to RMB32.4 million in the same period of 2019 and RMB444.8 million in the fourth quarter of 2019.

Recent Development

In May 2020, the Company signed two memorandums of understanding with a leading internet company in China to provide colocation services in North China and East China using the Company’s existing resources. The construction is planned to be completed in different stages throughout 2020 and 2021.

Financial Outlook

For the second quarter of 2020, the Company expects net revenues to be in the range of RMB1,140 million to RMB1,160 million. Adjusted EBITDA is expected to be in the range of RMB290 million to RMB310 million.

For the full year of 2020, the Company expects net revenues to be in the range of RMB4,600 million to RMB4,800 million. Adjusted EBITDA is expected to be in the range of RMB1,250 million to RMB1,350 million. The midpoints of the Company’s updated estimates imply an increase of 24.0% year over year both in net revenues and adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which do not factor in any of the future impacts potentially caused by the COVID-19 pandemic and are subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Thursday, May 14, 2020, U.S. Eastern Time, or 8:00 A.M. on Friday, May 15, 2020, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:                                    8074145

Registration Link:                                http://apac.directeventreg.com/registration/event/8074145

The replay will be accessible through May 22, 2020, by dialing the following numbers:

United States Toll Free:                      +1-855-452-5696

International:                                       +61-2-8199-0299

Conference ID:                                    8074145

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries, ranging from Internet companies to government entities and from blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,808,483	2,862,088	404,204
Restricted cash	478,873	326,413	46,098
Accounts and notes receivable, net	657,158	856,899	121,017
Short-term investments	363,856	228,521	32,273
Prepaid expenses and other current assets	1,618,149	1,788,378	252,568
Amounts due from related parties	301,665	105,769	14,937
Total current assets	5,228,184	6,168,068	871,097

Non-current assets:
Property and equipment, net	5,443,565	5,733,414	809,713
Intangible assets, net	410,595	399,888	56,475
Land use rights, net	233,154	261,451	36,924
Operating lease right-of-use assets, net	1,221,616	1,138,779	160,826
Goodwill	989,530	989,530	139,748
Long-term investments	169,653	172,919	24,421
Amounts due from related parties	20,654	21,182	2,991
Restricted cash	69,821	70,256	9,922
Deferred tax assets	209,366	210,371	29,710
Other non-current assets	277,568	294,532	41,596
Total non-current assets	9,045,522	9,292,322	1,312,326
Total assets	14,273,706	15,460,390	2,183,423

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	234,500	238,500	33,683
Accounts and notes payable	303,128	374,423	52,879
Accrued expenses and other payables	978,935	1,015,817	143,460
Deferred revenue	57,625	73,058	10,318
Advances from customers	1,068,692	1,158,321	163,586
Income taxes payable	48,032	47,366	6,689
Amounts due to related parties	166,935	60,252	8,509
Current portion of long-term bank borrowings	32,500	32,500	4,590
Current portion of finance lease liabilities	227,115	256,894	36,280
Current portion of deferred government grant	2,595	2,157	305
Current portion of bonds payable	911,147	926,842	130,895
Current portion of operating lease liabilities	437,817	496,618	70,135
Total current liabilities	4,469,021	4,682,748	661,329

Non-current liabilities:
Long-term borrowings	79,500	268,369	37,901
Amounts due to related parties	745,899	768,086	108,474
Unrecognized tax benefits	2,443	2,538	358
Deferred tax liabilities	202,572	225,945	31,910
Non-current portion of finance lease liabilities	896,927	894,416	126,316
Non-current portion of deferred government grant	5,906	5,454	770
Bonds payable	2,060,708	2,097,332	296,200
Non-current portion of operating lease liabilities	579,102	481,948	68,064
Convertible notes	—	899,808	127,077
Total non-current liabilities	4,573,057	5,643,896	797,070

Shareholders’ equity
Treasury stock	(349,523)	(349,523)	(49,362)
Ordinary shares	46	46	6
Additional paid-in capital	9,202,567	9,225,788	1,302,930
Accumulated other comprehensive gain	77,904	94,323	13,321
Statutory reserves	60,469	60,186	8,501
Accumulated deficit	(4,038,390)	(4,176,870)	(589,887)
Total 21Vianet Group, Inc. shareholders’ equity	4,953,073	4,853,950	685,509
Noncontrolling interest	278,555	279,796	39,515
Total shareholders’ equity	5,231,628	5,133,746	725,024
Total liabilities and shareholders’ equity	14,273,706	15,460,390	2,183,423

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	871,859	1,048,119	1,090,797	154,050
Cost of revenues	(631,084)	(800,248)	(856,686)	(120,987)
Gross profit	240,775	247,871	234,111	33,063

Operating expenses
Other operating income	—	6,862	—	—
Sales and marketing	(44,096)	(63,188)	(48,710)	(6,879)
Research and development	(22,564)	(24,920)	(20,984)	(2,964)
General and administrative	(120,796)	(109,984)	(125,202)	(17,682)
Allowance for doubtful debt	(22)	(1,072)	(2,521)	(356)
Impairment of receivables from equity investees	—	(52,142)	—	—
Total operating expenses	(187,478)	(244,444)	(197,417)	(27,881)

Operating profit	53,297	3,427	36,694	5,182
Interest income	11,851	14,988	9,382	1,325
Interest expense	(69,442)	(88,375)	(102,258)	(14,442)
Other income	3,075	22,160	859	121
Other expense	(58)	(1,270)	(21,833)	(3,083)
Foreign exchange gain (loss)	29,538	22,512	(41,747)	(5,896)
Loss on debt extinguishment	—	(122)	—	—
Gain (loss) before income taxes and (loss) gain from equity method investments	28,261	(26,680)	(118,903)	(16,793)
Income tax (expenses) benefits	(10,741)	24,686	(22,486)	(3,176)
(Loss) gain from equity method investments	(10,938)	(20,260)	3,867	546
Net gain (loss)	6,582	(22,254)	(137,522)	(19,423)
Net (gain) loss attributable to noncontrolling interest	(942)	5,838	(1,241)	(175)
Net gain (loss) attributable to ordinary shareholders	5,640	(16,416)	(138,763)	(19,598)

Profit (loss) per share
Basic	0.01	(0.02)	(0.18)	(0.03)
Diluted	0.01	(0.02)	(0.18)	(0.03)
Shares used in profit (loss) per share computation
Basic*	677,573,837	670,523,195	669,545,073	669,545,073
Diluted*	690,608,562	670,523,195	669,545,073	669,545,073

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.06	(0.12)	(1.08)	(0.18)
Diluted	0.06	(0.12)	(1.08)	(0.18)

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
Gross profit	240,775	247,871	234,111	33,063
Plus: depreciation and amortization	165,421	177,529	182,556	25,782
Plus: share-based compensation expenses	474	487	460	65
Adjusted cash gross profit	406,670	425,887	417,127	58,910
Adjusted cash gross margin	46.6%	40.6%	38.2%	38.2%

Operating expenses	(187,478)	(244,444)	(197,417)	(27,881)
Plus: share-based compensation expenses	16,165	8,102	19,628	2,772
Plus: impairment of receivables from equity investees	—	52,142	—	—
Adjusted operating expenses	(171,313)	(184,200)	(177,789)	(25,109)

Operating profit	53,297	3,427	36,694	5,182
Plus: depreciation and amortization	183,532	199,642	202,607	28,614
Plus: share-based compensation expenses	16,639	8,589	20,088	2,837
Plus: impairment of receivables from equity investees	—	52,142	—	—
Adjusted EBITDA	253,468	263,800	259,389	36,633
Adjusted EBITDA margin	29.1%	25.2%	23.8%	23.8%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net gain (loss)	6,582	(22,254)	(137,522)	(19,423)
Adjustments to reconcile net gain (loss) to net cash generated from operating activities:
Depreciation and amortization	183,532	199,642	202,607	28,614
Stock-based compensation expenses	16,639	8,589	20,088	2,837
Others	(31,628)	11,992	42,108	5,947
Changes in operating assets and liabilities
Accounts and notes receivable	(29,603)	126,542	(202,262)	(28,565)
Prepaid expenses and other current assets	(197,574)	2,499	(8,239)	(1,164)
Accounts and notes payable	(11,580)	(36,190)	71,295	10,069
Accrued expenses and other payables	(9,582)	(23,517)	97,263	13,736
Deferred revenue	(13,812)	(3,391)	15,433	2,180
Advances from customers	97,028	72,628	89,629	12,658
Others	22,435	108,285	(131,746)	(18,605)
Net cash generated from operating activities	32,437	444,825	58,654	8,284

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(133,470)	(458,230)	(436,034)	(61,580)
Purchases of intangible assets	(4,328)	(6,919)	(529)	(75)
(Payments for) proceeds from investments	(62,022)	(136,840)	207,690	29,331
Proceeds from (payments for) other investing activities	84,367	51,283	(18,351)	(2,592)
Net cash used in investing activities	(115,453)	(550,706)	(247,224)	(34,916)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	30,000	4,500	34,000	4,802
Proceeds from long-term bank borrowings	—	—	188,869	26,673
Repayment of long-term bank borrowings	—	(13,000)	—	—
Repayment of short-term bank borrowings	(50,000)	—	(30,000)	(4,237)
Payments for finance lease	(92,537)	(91,487)	(77,336)	(10,922)
Proceeds from issuance of Convertible notes	—	—	899,808	127,077
(Payments for) proceeds from other financing activities	(55,474)	21,892	61,008	8,617
Net cash (used in) generated from financing activities	(168,011)	(78,095)	1,076,349	152,010

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(34,488)	(46,956)	13,800	1,949
Net (decrease) increase in cash, cash equivalents and restricted cash	(285,515)	(230,932)	901,580	127,327
Cash, cash equivalents and restricted cash at beginning of period	2,661,021	2,588,109	2,357,177	332,897
Cash, cash equivalents and restricted cash at end of period	2,375,506	2,357,177	3,258,757	460,224